SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 17 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

SECURI 06050184 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-51343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leader Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 SW Morrison, Suite 425
(No. and Street)

Portland (City) OR (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. Lekas (503) 294-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One SW Columbia, Suite 625 (Address) Portland (City) OR (State) 97258-2002 (Zip Code)

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John E. Lekas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SUSAN A BOWSER
NOTARY PUBLIC-OREGON
COMMISSION NO. 397473
MY COMMISSION EXPIRES SEPT. 20, 2009

John Lekas by Candy L. Dillon
Signature

as attorney in fact
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leader Capital Corp

121 S.W. Morrison, Suite 425
Portland, OR 97204

503/294-1010 800/269-8810
FAX 503/294-9977
www.leadercapital.com

SEC MAIL PROCESSING
RECEIVED
APR 7 2006
WASH, D.C. 180 SECTION

SPECIAL POWER OF ATTORNEY

I, John Lekas, of Leader Capital Corp., hereby appoint Candy L. Dillon of Leader Capital Corp., as my attorney in fact to act in my capacity to do any and all of the following:

To sign audited financial statements on my behalf to be sent to the NASD, SEC and States in which Leader Capital Corp is registered.

The rights, powers, and authority of my attorney in fact to exercise any and all of the rights and powers herein granted shall commence and be in full force and effect on February 21, 2006 and shall remain in full force and effect until February 24, 2006, or unless specifically extended or rescinded earlier by either party.

Dated: 2 | 17, 2006

By: ____________________

State of Oregon)

County of Multnomah)

The foregoing instrument was acknowledged this 17th day of Feb., 2006 by John Lekas, who is personally known to me.

____
Notary Public
State of Oregon
My Commission Expires: 9/20/09

OFFICIAL SEAL
SUSAN A BOWSER
NOTARY PUBLIC-OREGON
COMMISSION NO. 397478
MY COMMISSION EXPIRES SEPT. 20, 2009

* The information herein has been obtained from sources which we believe to be reliable, but we do not guarantee its accuracy or completeness.